To: Securities and Exchange Commission

Division of Corporation Finance Office of Transportation and Leisure

From: Andrei Stoukan (United Express Inc.)

Amendment No.1to Registration Statement on Form S-1

Dear SEC representatives:

We have provided amendment to Form S1originally filing on September 5, 2018 and our responses below to your letter dated October 2, 2018, file # 333-227194

Question

Prospectus Cover, page 3

1. Please provide us with mock-ups of pages that include any pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.

Response

We prepared some tables to better understand of our business vision.

Question

2. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

My connection as company CEO with potential investors I did via VIBER and here are no written communications.

My business partner Vlad Khorenko, I know personally and he helps me to engage some investors from Ukraine. His phone # 442-237-8665

After make decision about private placement we talk to invite our few friends from Ukraine to be our coordinators and make investments in to United Express Inc.

Couple of our friends and coordinators in Ukraine: Oleksandr Yaremenko his Viber +3800938588978 and Dmutro Riabov his Viber +380506359976 help me to find more investors.

Subscriptions agreements were delivery to me by Daniil Berezhnoy. He flew from Ukraine to USA in January 2018. His Viber +3806715358979

With our US investors: Grigoriy Rozenfeld, Petro Ryabokon, Vladyslav Khorenko I met personally.

Question

3. Please refer to the third paragraph on the cover page of the prospectus. As this appears to be a selling shareholder offering, please delete the references to no minimum amount of money being raised, the offering being self-underwritten and a best effort offering or advise.

Response

We have deleted the sentence below:

Completion of this Offering is not subject to us raising a minimum amount of money.

Question

4. Please revise the cover page to indicate that the selling shareholders will sell at a price of $.50 per share until your shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices.

Response

On page 7 we already have this information, therefore on page 3, first paragraph we have deleted the sentence below:

We have, however, set an offering price for these securities of $0.50 per share.

Prospectus Summary, page 5

Question

5. Please revise the summary disclosure to include the percentage of the company's voting power that will be controlled by the President and Chief Executive Officer following the offering.

Response

We have revised and added percentage of the company's voting power controlled by our CEO.

Question

6. Please revise the disclosure on pages 5 and 6 to describe the state of the company's efforts thus far to develop your business. Briefly explain how the company generated $159,004 in revenue during the period from inception to June 30, 2018, in light of the disclosure on page 9 that the company does not currently have any employees.

Response

On page 6, we have added the sources where revenue came from and provided more details about our expenses.

Question

7. Disclose your monthly "burn rate" and how long your present capital will last at that rate. Please update to disclose your remaining capital with each subsequent amendment.

Response

On page 7 we have added information about our remaining capital.

Question

8. Please revise the disclosure on page 5, which states that "Our operations will be primarily directed by our President and Chief Executive Officer Andrei Stoukan, who devotes part of his time to our business," to include quantification of the amount of time Mr. Stoukan is planning to devote to United Express. In addition, please disclose any risks associated with the lack of a full time executive.

Response

We have revised sentence on page 5 about part time work and specify with amount of time. Also, on page 9 under “Risks related to our management” we added information about CEO working hours.

Risk Factors, page 7

Question

9. Please add a risk factor addressing the need for additional financing to implement your planned activities, and the risk that you may not be able to get the necessary financing.

Response

We have added on page 7 risk factor addressing that we need additional financing which we may not be able to get.

Competitive Business Conditions, page 20

Question

10. We note the discussion here of clients and partners investing in cargo units. Please further explain this aspect of your business plan. For instance, please explain how the investors will be able to monitor a unit and how profits and losses will be separately counted for each unit. We may have further comment once we review your response.

Response

We have provided more detail on Page 21.

Every driver will be received company credit card with which he will be pay for gas and other necessary expenses related to care cargo van. Therefore, we will be known about all expenses.

In our accounting we going to create Project Costing separate for each van. After end of a trip driver makes and send us a report with Bill of Lading. After receiving information, we implement this data to QuickBooks and investors can see profit and loss statement in a real time.

Report of Independent Registered Accounting Firm, page F-1

Question

11. Please revise the independent auditor's report pursuant to the guidance in AS 3101 https:pcaobus.org/standards/auditing/pages/AS3101.aspx. The report should be revised to clearly identify the periods audited, and each fiscal year should be separately presented. Specifically, since inception was on June 23, 2017, it appears that audited balance sheets should cover the periods ended June 30, 2017 and 2018, and the statements of operations, stockholders’ equity (deficit), and cash flows should cover the periods ended June 30, 2018, and since inception (June 23, 2017) through June 30, 2017. Please revise accordingly.

Response

The new audit report with appropriate periods was integrated in to S1/A1.

Question

12. In conjunction with changes to your auditor's report, please revise your presentation of audited financial statements, MD&A and other financial information throughout the document accordingly. While revising your financial statements, related notes, MD&A, and other financial information, please note that the distinction between development stage entities and other reporting entities under U.S. GAAP was removed in 2014, and it is no longer required to: (1) present inception-to-date information on the statements of income, cash flows, and shareholder’s equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

Response

We have implemented required changes to our registration statement and have deleted information related to “development stage entities”

Recent Sale of Unregistered Securities, page 40

Question

13. Please update to include the information required by Item 701 of Regulation S-K for the unregistered shares you have issued.

Response

We have updated information on page 39-40 about Recent Sale of Unregistered Securities.

Signatures, page 43

Question

14. Please also have the principal financial officer and controller or principal accounting officer sign, or the person acting in those capacities, in the second signature block.

Response

We have added signature of our principal financial officer and controller Andrei Stoukan in to the second signature block.

Exhibits

Question

15. Refer to Exhibit 5.1. Please provide a legal opinion under Nevada law or advise.

Response

Counsel is admitted to practice in Maryland and not Nevada.  Please specifically identify the language needed, as this comment has never arisen in numerous prior S-1 Registration Statements for which counsel provided Exhibit 5.1, and all of them were companies domiciled outside of Maryland, including Nevada, Delaware and elsewhere.

Exhibit 23.1, page F-100

Question

16. Please revise the consent to reflect the proper periods presented in the financial statements.

Response

The consent was revised and now reflect the proper periods presented in the financial statements.

Sincerely,

Andrei Stoukan

United Express Inc.

October 15, 2018